SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

MAGAL SECURITY SYSTEMS LTD.
(Name of Registrant)

P.O. Box 70, Industrial Zone, Yahud 5610001 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-217063 and Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

Magal Security Systems Ltd. (“Magal”)

EXPLANATORY NOTE

On April 26, 2021, Magal  issued a press release titled: “Magal Security Systems Announces Filing of 2020 Annual Report.” A copy of this press release is furnished herewith as exhibit 99.1.

On April 6, 2021, Magal  issued a press release titled: “Magal Security Systems Ltd. Reports Unaudited Fourth Quarter and Full Year 2020 Financial Results.” A copy of this press release is furnished herewith as exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD.
(Registrant)

By: /s/ Doron Kerbel
Doron Kerbel
V.P. General Counsel & Company Secretary

Date:  April 26, 2021

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Magal Security Systems Announces Filing of 2020 Annual Report dated April 26, 2021.
99.2	Press Release: Magal Security Systems Ltd. Reports Unaudited Fourth Quarter and Full Year 2020 Financial Results dated April 6, 2021.